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                             November 30, 2020

       John V. Winfield
       Chief Executive Officer
       Santa Fe Financial Corporation
       12121 Wilshire Boulevard, Suite 610
       Los Angeles, CA 90025

                                                        Re: Santa Fe Financial
Corporation
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed on November
24, 2020
                                                            File No. 000-06877

       Dear Mr. Winfield:

             We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Schedule 14C filed on November 24, 2020

       General

   1. Please provide the disclosure required by Item 14 of Schedule 14A. Refer to Item 14(a) of
                                                        Schedule 14A.
   2. We note that you intend to distribute 505,437 shares of Portsmouth Square, Inc. to your common stock holders.
Please tell us whether this distribution will be registered under the
                                                        Securities Act of 1933
or provide an analysis for the exemption you intend to rely on.
 John V. Winfield
FirstName  LastNameJohn   V. Winfield
Santa Fe Financial Corporation
Comapany 30,
November   NameSanta
               2020 Fe Financial Corporation
November
Page 2     30, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction